UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Viper Energy Partners LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1311**	**46-5001985**
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

500 West Texas Avenue
Suite 1200
Midland, Texas 79701
(432) 221-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Teresa L. Dick
Chief Financial Officer
Viper Energy Partners LP
14301 Caliber Drive
Suite 300
Oklahoma City, Oklahoma 73134
(405) 463-6900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mike Rosenwasser	**J. Michael Chambers**
Brenda Lenahan	**Brett E. Braden**
Vinson & Elkins L.L.P.	**Latham & Watkins LLP**
666 Fifth Avenue, 26th Floor	**811 Main Street, Suite 3700**
New York, New York 10103	**Houston, Texas 77002**
Tel: (212) 237-0000	**Tel: (713) 546-5400**
Fax: (212) 237-0100	**Fax: (713) 546-5401**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)		Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June [●], 2014

PROSPECTUS



Viper Energy Partners LP

5,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 5,000,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the NASDAQ Global Select Market under the symbol "VNOM."

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 17.

These risks include the following:

- We may not have sufficient available cash to pay any quarterly distribution on our common units.
- The amount of our quarterly cash distributions, if any, may vary significantly both quarterly and annually and will be directly dependent on the performance of our business. We will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.
- The volatility of oil and natural gas prices due to factors beyond our control greatly affects our financial condition, results of operations and cash available for distribution.
- We depend on two operators for substantially all of the development and production on the properties underlying our mineral interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of either operator to adequately and efficiently develop and operate our acreage could have an adverse effect on our expected growth and our results of operations.
- Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.
- Neither we nor our general partner have any employees and we will rely solely on the employees of Diamondback to manage our business. The management team of Diamondback, which includes the individuals who will manage us, will also perform similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.
- Holders of our common units will have limited voting rights and are not entitled to elect our general partner or its directors.
- Unitholders will incur immediate and substantial dilution in net tangible book value per common unit.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.
- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

In addition, we qualify as an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Summary—Emerging Growth Company Status."

Diamondback may be deemed to be an "underwriter" within the meaning of the Securities Act with respect to this offering.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Viper Energy Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable to Barclays Capital Inc. Please read "Underwriting."

The underwriters may purchase up to an additional 750,000 common units from us at the public offering price, less the underwriting discount and structuring fee, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about   , 2014 through the book-entry facilities of The Depository Trust Company.

Barclays

Prospectus dated   , 2014

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

References in this prospectus to "Viper Energy Partners LP Predecessor," "our predecessor," "we," "our," "us" or like terms when used in a historical context refer to Viper Energy Partners LLC, which Diamondback Energy, Inc. (NasdaqGS: FANG) is contributing to Viper Energy Partners LP in connection with this offering. When used in the present tense or prospectively, "we," "our," "us" or like terms refer to Viper Energy Partners LP and its subsidiaries. Except where expressly noted otherwise, references in this prospectus to "Diamondback" refer to Diamondback Energy, Inc. and its subsidiaries other than Viper Energy Partners LP and its subsidiaries. References in this prospectus to "our general partner" refer to Viper Energy Partners GP LLC, a wholly owned subsidiary of Diamondback Energy, Inc. References in this prospectus to "Wexford" refer to Wexford Capital LP, which is a Greenwich, Connecticut-based SEC-registered investment advisor with approximately $4.0 billion under management as of March 31, 2014. References in this prospectus to "our executive officers" and "our directors" refer to the executive officers and directors of our general partner, respectively. We include a glossary of some of the terms used in this prospectus as Appendix B.

Viper Energy Partners LP

Overview

We are a Delaware limited partnership formed by Diamondback to own, acquire and exploit oil and natural gas properties in North America. Our primary business objective is to provide an attractive return to unitholders by focusing on business results, maximizing distributions through organic growth and pursuing accretive growth opportunities through acquisitions of mineral interests from Diamondback and from third parties. Our initial assets consist of mineral interests in oil and natural gas properties in the Permian Basin in West Texas, substantially all of which are leased to working interest owners who bear the costs of operation and development. Diamondback will contribute these assets, which it acquired in September 2013 from a third party for cash, to us upon the closing of this offering.

Like Diamondback, we expect our initial focus will concentrate on the Permian Basin, which is one of the oldest and most prolific producing basins in North America. The Permian Basin, which consists of approximately 85,000 square miles centered around Midland, Texas, has been a significant source of oil production since the 1920s. The Permian Basin is known to have a number of zones of oil and natural gas bearing rock throughout. However, because of the nature of the rock in many of the potentially productive zones, historically it was not economic to exploit these zones. As a result, exploration and development was limited until recently when higher oil prices and more advanced completion techniques, including hydraulic fracturing, changed the economics of drilling and development of these zones and greatly increased the oil and natural gas industry's interest in the Permian Basin. Oil production in the Permian Basin has grown from 850,000 barrels per day in 2008 to 1.3 million barrels per day in 2013. Based on public statements made by a number of publicly traded oil and natural gas companies, and the successful horizontal well results of the industry, we believe that drilling activity in the Permian Basin is likely to continue to grow at least for several more years.

Diamondback is a publicly traded independent oil and natural gas company currently focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin. Upon the completion of this offering, Diamondback will own and control our general partner, and will own approximately 93% of our outstanding common units. Diamondback's total net acreage position in the Permian Basin (including the acreage underlying our mineral interests with respect to which it is operator) was approximately 72,000 net acres at March 31, 2014, and it serves as the operator of approximately 99% of its leased acreage. As of December 31, 2013, Diamondback had estimated proved oil and natural gas reserves of 63,586 MBOE (including the estimated proved reserves associated with our mineral interests) based on a reserve report prepared by Ryder Scott Company, L.P. ("Ryder Scott"). Of these reserves, approximately 45% were classified as proved developed producing ("PDP") reserves and approximately 67% were oil, 17% were natural gas liquids and 16% were natural gas. Proved undeveloped ("PUD") reserves included in this estimate are from 206 vertical gross (151 net) well locations on 40-acre spacing and 43 gross (31 net) horizontal well locations. We believe that the properties held by Diamondback include properties that have, or with additional development will have, production and reserves characteristics that could make them attractive for inclusion in our partnership. We believe Diamondback's significant ownership interest in us will motivate it to offer additional mineral and other interests in oil and natural gas properties to us in the future, although Diamondback has no obligation to do so. Please read "— Our Relationship with Diamondback."

Our Properties

Our initial assets consisted of mineral interests underlying approximately 14,804 gross acres in Midland County, Texas in the Permian Basin, approximately 50% of which are operated by Diamondback. Diamondback acquired the mineral interests for $440 million on September 19, 2013. The mineral interests entitle us to receive an average 21.4% royalty interest on all production from this acreage with no additional future capital or operating expense required. As of March 31, 2014, there were 210 vertical wells and 22 horizontal wells producing on this acreage, and average net production was approximately 2,197 net BOE/d during March 2014. In addition, there were six vertical wells and 14 horizontal wells in various stages of completion. For the three months ended March 31, 2014 and the period from our inception (September 18, 2013) to December 31, 2013, royalty revenue generated from these mineral interests was $15.9 million and $15.0 million, respectively.

The estimated proved oil and natural gas reserves of our initial assets, as of December 31, 2013, were 10,270 MBOE based on a reserve report prepared by Ryder Scott, our independent reserve engineer. Of these reserves, approximately 48% were classified as PDP reserves. PUD reserves included in this estimate were from 106 vertical gross well locations on 40-acre spacing and 24 gross horizontal well locations. As of December 31, 2013, our proved reserves were approximately 70% oil, 11% natural gas liquids and 18% natural gas.

Based on Diamondback's evaluation of applicable geologic and engineering data as of March 31, 2014, with respect to the approximate 50% of our mineral interests for which it is the operator, Diamondback had 73 identified potential vertical drilling locations on 40-acre spacing and an additional 184 identified potential vertical drilling locations based on 20-acre downspacing. As of such date, Diamondback had also identified 322 potential horizontal drilling locations in multiple horizons on our acreage. We do not have potential drilling location information with respect to the portion of our properties not operated by Diamondback, although we believe that such portion has very similar production characteristics to the portion operated by Diamondback. The operator of a majority of our properties not operated by Diamondback is RSP Permian, Inc. (NYSE: RSPP), an unaffiliated entity ("RSP Permian"). Diamondback has advised us that it believes it has a good relationship with RSP Permian and that it shares, on occasion, drilling and production information with RSP Permian in order to encourage further development of our properties. Additionally, Diamondback has participated with RSP Permian in the drilling and completion of five horizontal wells on shared acreage subject to our mineral interests.

The gross estimated ultimate recoveries ("EURs") from the future PUD vertical wells included in our reserve report on 40-acre spacing, as estimated by Ryder Scott as of December 31, 2013, range from 104 MBOE

per well, consisting of 80 MBbls of oil and 148 MMcf of natural gas, to 146 MBOE per well, consisting of 112 MBbls of oil and 208 MMcf of natural gas, with an average EUR per well of 134 MBOE, consisting of 102 MBbls of oil and 193 MMcf of natural gas. Diamondback currently anticipates a reduction of approximately 20% in EURs from vertical wells drilled on 20-acre spacing.

Our Relationship with Diamondback

Upon the completion of this offering, Diamondback will own and control our general partner and will own approximately 93% of our outstanding common units. We believe that the properties held by Diamondback include properties that have, or with additional development will have, production and reserves characteristics that could make them attractive for inclusion in our partnership. We believe Diamondback's significant ownership in us will motivate it to offer additional mineral and other interests in oil and natural gas properties to us in the future, although Diamondback has no obligation to do so and may elect to dispose of mineral and other interests in such properties without offering us the opportunities to acquire them.

We believe Diamondback views our partnership as part of its growth strategy, and we believe that Diamondback will be incentivized to pursue acquisitions jointly with us in the future. However, Diamondback will regularly evaluate acquisitions and may elect to acquire properties without offering us the opportunity to participate in such transactions. Moreover, Diamondback may not be successful in identifying potential acquisitions. After this offering, Diamondback will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with acquisition or disposition opportunities. Please read "Conflicts of Interest and Fiduciary Duties."

In addition, neither we nor our subsidiaries nor our general partner will have any employees. Diamondback will provide management, operating and administrative services to us and our general partner. Please read "Management" and "Certain Relationships and Related Party Transactions."

Diamondback may be deemed to be an "underwriter" within the meaning of the Securities Act with respect to this offering.

Prior to October 11, 2012, Wexford beneficially owned 100% of the equity interests in Diamondback. Upon completion of Diamondback's initial public offering, Wexford beneficially owned approximately 44.4% of its common stock. As a result of the issuance of additional shares of common stock by Diamondback and sales of its common stock by affiliates of Wexford, as of April 1, 2014, Wexford beneficially owned approximately 18.4% of the common stock of Diamondback.

Business Strategies

Our primary business objective is to provide an attractive return to unitholders by focusing on business results, maximizing distributions through organic growth and pursuing accretive growth opportunities through acquisitions of mineral interests from Diamondback and from third parties. We intend to accomplish this objective by executing the following strategies:

- *Capitalize on the development of the properties underlying our mineral interests to grow our distributions*. As of the closing of this offering, our initial assets will consist of mineral interests in the Permian Basin in West Texas. We expect the production from our mineral interest will increase as Diamondback and our other operators continue to actively drill and develop our acreage. We expect to capitalize on this development, cost-free to us, and believe the resulting increase in our aggregate royalty payments will enable us to grow our distributions.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). For as long as we are an emerging growth company, we may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to other public companies. These exemptions include:

- an exemption from providing an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- an exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise; and

- reduced disclosure of executive compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will cease to be an "emerging growth company" upon the earliest of (i) when we have $1.0 billion or more in annual revenues, (ii) when we have at least $700 million in market value of our common units held by non-affiliates, (iii) when we issue more than $1.0 billion of non-convertible debt over a three-year period or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

Formation Transactions and Structure

At or prior to the closing of this offering, the following transactions will occur:

- we will distribute all cash and cash equivalents and the royalty income receivable on hand to Diamondback;

- Diamondback will contribute Viper Energy Partners LLC to us in exchange for 71,200,000 common units;

- our general partner will maintain its non-economic general partner interest;

- we will issue and sell 5,000,000 common units to the public in this offering and pay the related underwriting discount and structuring fee and offering expenses; and

- we will use the net proceeds from this offering in the manner described under "Use of Proceeds."

We refer to these transactions collectively as the "formation transactions."

We have granted the underwriters a 30-day option to purchase up to an aggregate of 750,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Diamondback. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the

underwriters had they exercised the option in full will be issued to Diamondback for no additional consideration at the expiration of the option period. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

The following chart illustrates our organizational structure after giving effect to this offering and the other formation transactions described above:



Public Common Units	5,000,000	7%
Interests of Diamondback:		
Common Units	71,200,000	93%
Non-Economic General Partner Interest	—	0%(1)
Total	76,200,000	100%

(1) Our general partner owns a non-economic general partner interest in us. Please read "How We Make Distributions—General Partner Interest."

The Offering

Common units offered to the public . . . . . 5,000,000 common units or 5,750,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering . . . . 76,200,000 common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public. Any common units not purchased by the underwriters pursuant to their exercise of the option will be issued to Diamondback at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $91.5 million from this offering (based on an assumed initial offering price of $20.00 per common unit), after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us, to make a distribution to Diamondback. Affiliates of certain of the underwriters are lenders under Diamondback's revolving credit facility. Diamondback may, but is not required to, apply the distribution that it receives from us to repay amounts outstanding under its revolving credit facility. Accordingly, affiliates of certain of the underwriters may indirectly receive a portion of the proceeds from this offering in the form of repayment of debt by Diamondback.

The net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $14.0 million based on an assumed initial offering price of $20.00 per common unit after deducting the estimated underwriting discount and structuring fee, if exercised in full) will be used to make a distribution to Diamondback. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we expect to make distributions to unitholders of record on the applicable record date. We expect our first distribution will consist of available cash (as described below) for the period from the closing of this offering through September 30, 2014.

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be in an amount equal to the available cash we generate in such quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our Adjusted EBITDA for the quarter, less cash needed for debt service and other contractual obligations and fixed charges and reserves for future operating or capital needs that the board of directors may determine is appropriate.

distributions in accordance with our cash distribution policy, we expect that our aggregate distributions for the twelve months ending June 30, 2015 will be approximately $83.8 million, or $1.10 per common unit. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015." Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, reserve requirements and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations and financial condition. In addition, the board of directors of our general partner may be required to, or may elect to, eliminate our distributions during periods of reduced prices or demand for oil and natural gas, among other reasons. Please read "Risk Factors."

Subordinated units	None.
Incentive distribution rights	None.
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Partnership Interests."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the unitholders holding at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon the consummation of this offering, Diamondback will own an aggregate of 93% of our common units (or 92% of our common units, if the underwriters exercise their option to purchase additional common units in full). This will effectively give Diamondback the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates (including Diamondback) own more than 97% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest

	per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding common units, the ownership threshold to exercise the call right will be permanently reduced to 80%. Please read "The Partnership Agreement—Limited Call Right."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 60% of the cash expected to be distributed to you with respect to that period. Because of the nature of our business and the expected variability of our quarterly distributions, however, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Directed unit program.	The underwriters have reserved for sale at the initial public offering price up to % of the common units being offered by this prospectus for sale to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons with relationships with us and our affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Exchange listing	We have applied to list our common units on the NASDAQ Global Select Market under the symbol "VNOM."

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common units is required to remove our general partner. Following the closing of this offering, Diamondback will own 93% of our common units (or 92% of our common units, if the underwriters exercise their option to purchase additional common units in full).

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

At the closing of this offering, we and our general partner will also enter into an advisory services agreement with Wexford pursuant to which Wexford will provide general finance and advisory services in exchange for a fee and certain expense reimbursement. This fee will reduce the amount of cash available for distribution to our unitholders. In addition, in connection with the closing of this offering, we will enter into a tax sharing agreement with Diamondback pursuant to which we will reimburse Diamondback for our share of state and local income and other taxes borne by Diamondback as a result of our results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. Please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. After any such transfer, the new member or members of our general partner would then be in a position to replace the board of directors and

executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read "The Partnership Agreement—Limited Liability."

Unitholders will incur immediate and substantial dilution in net tangible book value per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $5.86 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $14.14 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Diamondback) own more than 97% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding common units, the ownership threshold to exercise the call right will be permanently reduced to 80%. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, Diamondback will own 93% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

We may issue additional common units and other equity interests without unitholder approval, which would dilute existing unitholder ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

- the proportionate ownership interest of unitholders in us immediately prior to the issuance will decrease;

- the amount of cash distributions on each common unit may decrease;

- the ratio of our taxable income to distributions may increase;

- the relative voting strength of each previously outstanding common unit may be diminished; and

- the market price of the common units may decline.

Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

After this offering, we will have 76,200,000 common units outstanding, including the 5,000,000 common units that we are selling in this offering that may be resold in the public market immediately. All of the common units that are issued to Diamondback will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Diamondback. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read "Units Eligible for Future Sale."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 5,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that

A unitholder whose units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and could recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, affiliates of Diamondback will directly and indirectly own more than 93% of the total interests in our capital and profits. Therefore, a transfer by affiliates of Diamondback of all or a portion of their interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

You may be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, you may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. We will initially own assets and conduct business in Texas, which currently imposes income taxes on corporations and other entities but does not impose a personal income tax. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. You may be required to file state and local income tax returns and pay state and local income taxes in these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $91.5 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us, to make a distribution to Diamondback. Affiliates of certain of the underwriters are lenders under Diamondback's revolving credit facility. Diamondback may, but is not required to, apply the distribution that it receives from us to repay amounts outstanding under its revolving credit facility. Accordingly, affiliates of certain of the underwriters may indirectly receive a portion of the proceeds from this offering in the form of repayment of debt by Diamondback.

The net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $14.0 million based on an assumed initial offering price of $20.00 per common unit after deducting the estimated underwriting discount and structuring fee, if exercised in full) will be used to make a distribution to Diamondback. If the underwriters do not exercise their option to purchase additional common units in full, we will issue the remaining additional common units to Diamondback at the expiration of the option period for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Diamondback. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding. Please read "Underwriting."

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2014:

- on an actual basis for our predecessor; and

- on a pro forma basis to reflect the offering and the other formation transactions described under "Summary—Formation Transactions and Structure" and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the audited historical financial statements and accompanying notes and the unaudited historical financial statements and accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Formation Transactions and Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2014	
	Actual	Pro Forma
	(in thousands)	
Cash and cash equivalents(1)	$ 399	$ —
Long-term debt(2)	$440,000	—
Members' equity/Partners' capital:		
Members' equity	$ 6,841	$ —
Common unitholders	—	446,841
Total members' equity/partners' capital	$ 6,841	$446,841
Total capitalization	$446,841	$446,841

---

(1) Prior to the closing of this offering, our predecessor will distribute all cash and cash equivalents and the royalty income receivable on hand to Diamondback.

(2) Effective September 19, 2013, our predecessor issued a subordinated note to Diamondback for the principal sum of $440 million. In connection with the closing of this offering, Diamondback will contribute all of the equity interests in Viper Energy Partners LLC to us. Upon such contribution, the subordinated note held by Diamondback will be converted to equity.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of 5,000,000 common units in this offering at an initial public offering price of $20.00 per common unit, and after deduction of the estimated underwriting discount and structuring fee and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2014 would have been approximately $447 million, or $6.28 per unit. This represents an immediate decrease in net tangible book value of $0.41 per unit to our existing unitholders and an immediate pro forma dilution of $5.86 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$ 6.28	
Decrease in net tangible book value per common unit attributable to purchasers in the offering	(0.41)	
Less: Pro forma net tangible book value per common unit after the offering(2)		5.86
Immediate dilution in net tangible book value per common unit to purchasers in the offering		$14.14

(1) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of common units to be issued to Diamondback for its contribution of assets and liabilities to us.
(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of common units outstanding after this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Diamondback and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus ($ in thousands).

	Units		Total Consideration	
	Number	Percent	Amount	Percent
Diamondback(1)	71,200,000	93%	$440,000	82.8%
New investors	5,000,000	7%	91,455(2)	17.2%
Total	76,200,000	100%	$531,455	100%

(1) Reflects the value of the assets to be contributed to us by Diamondback recorded at historical cost.
(2) Reflects the net proceeds of this offering after deducting the underwriting discount and structuring fee and estimated offering expenses payable by us.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. Please read "—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015—Assumptions and Considerations" below. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to Viper Energy Partners LP Predecessor's audited historical financial statements as of December 31, 2013 and for the period from inception (September 18, 2013) to December 31, 2013 and unaudited historical financial statements as of and for the three months ended March 31, 2014 included elsewhere in this prospectus.

General

Cash Distribution Policy

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will distribute all of the available cash we generate each quarter, beginning with the quarter ending September 30, 2014. Our first distribution, however, will include available cash for the period from the closing of this offering through September 30, 2014. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our Adjusted EBITDA for the quarter, less cash needed for debt service and other contractual obligations and fixed charges and reserves for future operating or capital needs that the board of directors may determine is appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Further, it is our intent, subject to market conditions, to finance growth capital externally. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. Please read "Risk Factors—Risks Inherent in an Investment in Us—The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all."

Unlike a number of other master limited partnerships, we do not expect to initially retain cash from our operations for replacement capital expenditures primarily due to our expectation that existing development and the discovery of new pay horizons will lead to inclining production and revenues for at least the next several years. Replacement capital expenditures are those expenditures necessary to replace our existing oil and gas reserves or otherwise maintain our asset base over the long term. We expect to seek additional acquisitions of reserves and may restrict distributions to acquire or fund such acquisitions in whole or in part. If we do not retain cash for replacement capital expenditures in amounts necessary to maintain our asset base, eventually our cash available for distribution will decrease. The board of directors of our general partner may in the future decide to withhold replacement capital expenditures from cash available for distribution which may have an adverse impact on the cash available for distribution in the quarter(s) in which any such amounts are withheld. To the extent that we do not withhold replacement capital expenditures in the future, a portion of our future cash available for distribution will represent a return of your capital.

Because our policy will be to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low revenue, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in the performance of our operators and revenue caused by fluctuations in the prices of oil and natural gas. Such variations may be significant.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

- Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. The board of directors of our general partner will adopt a policy pursuant to which we will distribute to our unitholders each quarter all of the available cash we generate each quarter, as determined quarterly by the board of directors, but it may change this policy at any time.

- We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, subsequent to the closing of this offering, we expect to enter into a revolving credit facility to be used for general partnership purposes. We anticipate that any future debt agreements will contain certain financial tests and covenants that we would have to satisfy. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to you notwithstanding our stated distribution policy.

- Our business performance may be volatile, and our cash flows may be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually.

- We will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly distributions over time. Furthermore, none of our limited partner interests, including those held by Diamondback, will be subordinate in right of distribution payment to the common units sold in this offering.

- Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of, or increase in, those reserves could result in a reduction in cash distributions to our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner will be binding on our unitholders.

- Prior to making any distributions on our units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after, among other things, the establishment of cash reserves and payment of our expenses. To fund growth, we will eventually need capital in excess of the amounts we may retain in our business, but we expect that our growth will depend at least initially on our operators' ability to access external expansion capital. As a result, our growth will depend initially on our operators' ability, and perhaps our ability in the future, to raise debt and equity capital from third parties in sufficient amounts and on favorable terms when needed. To the extent efforts to access capital externally are unsuccessful, our ability to grow will be significantly impaired.

We expect to pay our distributions within 60 days of the end of each quarter. Our first distribution will include available cash for the period from the closing of this offering through September 30, 2014.

The following table illustrates the amount of cash that we estimate that we will generate for the twelve months ending June 30, 2015 and for each quarter during that twelve-month period that would be available for distribution to our unitholders. All of the amounts for the twelve months ending June 30, 2015 in the table below are estimates.

	Three Months Ending September 30, 2014	Three Months Ending December 31, 2014	Three Months Ending March 31, 2015	Three Months Ending June 30, 2015	Twelve Months Ending June 30, 2015
	(in thousands, except per unit data) (unaudited)				
Royalty income	$19,240	$22,666	$25,079	$26,826	$ 93,811
Forecasted realized prices:					
Oil price per Bbl					$ 94.21
Natural gas price per MMBtu					$ 4.37
Natural gas liquids price per Bbl					$ 35.02
Expenditures:					
Production and ad valorem taxes	(1,443)	(1,700)	(1,881)	(2,012)	(7,036)
Depletion	(6,457)	(7,563)	(8,349)	(8,927)	(31,296)
General and administrative expenses	(750)	(750)	(750)	(750)	(3,000)
Net income	$10,590	$12,653	$14,099	$15,137	$ 52,479
Adjustments to reconcile net income to Adjusted EBITDA:					
Add:					
Depletion	$ 6,457	$ 7,563	$ 8,349	$ 8,927	$ 31,296
Interest expense	—	—	—	—	—
Adjusted EBITDA(1)	17,047	20,216	22,448	24,064	83,775
Less:					
Cash interest expense	—	—	—	—	—
Maintenance capital expenditures	—	—	—	—	—
Estimated cash available for distribution	$17,047	$20,216	$22,448	$24,064	$ 83,775
Estimated cash distributions:					
Distribution per unit	$0.2237	$0.2653	$0.2946	$0.3158	$ 1.0994
Estimated aggregate distributions to:					
Common units held by the public	1,119	1,327	1,473	1,579	5,497
Common units held by the sponsor	15,928	18,889	20,976	22,485	78,278
Total distributions	$17,047	$20,216	$22,448	$24,064	$ 83,775

(1) For more information, please read "Summary—Summary Historical Financial Data—Non-GAAP Financial Measure."

Assumptions and Considerations

Based upon the specific assumptions outlined below, we expect to generate available cash in an amount sufficient to allow us to pay $1.10 per common unit on all of our outstanding units for the twelve months ending June 30, 2015.

While we believe that these assumptions are reasonable in light of our management's current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and

(1) Differentials between published oil and natural gas prices and the prices actually received for the oil and natural gas production may vary significantly due to market conditions, transportation, gathering and processing costs, quality of production and other factors. The differentials to published oil and natural gas prices are based upon our analysis of the historic price differentials for production from the mineral interests with consideration given to gravity, quality and transportation and marketing costs that may affect these differentials. There is no assurance that these assumed differentials will occur.

Expenditures

Production and ad valorem taxes. The following table summarizes production and ad valorem taxes (in thousands) on a forecast basis for the twelve months ending June 30, 2015:

Production taxes	$4,691
Ad valorem taxes	$2,345
Total production and ad valorem taxes.	$7,036
Production and ad valorem taxes as a percentage of revenue . .	7.5%

Our production taxes are calculated as a percentage of our oil, natural gas and NGL revenues. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; such valuation is reasonably correlated to revenues.

Depletion. We estimate that our depletion expense for the twelve months ending June 30, 2015 will be $31.3 million. The forecasted depletion of our oil and natural gas properties is based on the production estimates in our reserve reports. The per BOE depletion rate is $27.00.

General and administrative expenses. We estimate that our general and administrative expenses for the twelve months ending June 30, 2015 will be $3.0 million, which includes an annual fee of $500,000 pursuant to an advisory services agreement that we expect to enter into with Wexford at the closing of this offering and $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Please read "Certain Relationships and Related Party Transactions—Agreements and Transactions with Affiliates in Connection with this Offering." Our estimate of general and administrative expenses for the forecast period does not include any compensation expense that may be incurred in connection with the grant of unit options pursuant to the long-term incentive plan in connection with this offering. Any charge associated with this grant of unit options will be a non-cash expense. Please read "Executive Compensation and Other Information."

Interest expense. We estimate that we will not have any long-term debt and related interest expense for the twelve months ending June 30, 2015. Subsequent to the closing of this offering, we expect to enter into a revolving credit facility to be used for general partnership purposes. Interest expense incurred prior to the closing of this offering is in connection with a subordinated note held by Diamondback, which will be converted to equity at the closing of this offering.

Capital Expenditures

Unlike a number of other master limited partnerships, we do not expect to initially retain cash from our operations for replacement capital expenditures primarily due to our expectation that existing development and the discovery of new pay horizons will lead to inclining production and revenues for at least the next several years. Replacement capital expenditures are those expenditures necessary to replace our existing oil and gas reserves or otherwise maintain our asset base over the long term. We expect to seek additional acquisitions of reserves and may restrict distributions to acquire or fund such acquisitions in whole or in part. If we do not retain cash for replacement capital expenditures in amounts necessary to maintain our asset base, eventually our cash available for distribution will decrease. The board of directors of our general partner may in the future decide to

HOW WE MAKE DISTRIBUTIONS

General

Within 60 days after the end of each quarter, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date. Our first distribution will include available cash for the period from the closing of this offering through September 30, 2014. We do not have a legal obligation to pay distributions, and the amount of distributions, if any, declared and paid under our distribution policy is determined by the board of directors of our general partner. See "Cash Distribution Policy and Restrictions on Distributions."

Method of Distributions

We intend to distribute available cash to our unitholders, pro rata. Our partnership agreement permits us to borrow to make distributions, but we are not required to, and do not intend to, borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

Common Units

At the closing of this offering, we will have 76,200,000 common units outstanding. Each common unit will be entitled to receive cash distributions to the extent we distribute available cash. Common units will not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions in respect of those equity interests.

Net Interest Expense

Net interest expense for the three months ended March 31, 2014 and the period from inception (September 18, 2013) through December 31, 2013 was $5.4 million and $5.7 million, respectively, incurred in connection with the subordinated note held by Diamondback. In connection with the closing of this offering, the subordinated note will be converted to equity.

Liquidity and Capital Resources

Overview

Following the completion of this offering, we expect our primary sources of liquidity will be cash flows from operations and equity and debt financings and our primary uses of cash will be for paying distributions to our unitholders and for replacement and growth capital expenditures, including the acquisition, development and exploration of oil and natural gas properties. Subsequent to the closing of this offering, we expect to enter into a revolving credit facility to be used for general partnership purposes.

Our partnership agreement does not require us to distribute any of the cash we generate from operations. We believe, however, that it will be in the best interests of our unitholders if we distribute a substantial portion of the cash we generate from operations. The board of directors of our general partner will adopt a policy to distribute an amount equal to the available cash we generate each quarter to our unitholders. Our first distribution, however, will include available cash for the period from the closing of this offering through September 30, 2014.

Cash Flows

The following table presents our cash flows for the period indicated.

	Three Months Ended March 31, 2014	Period From Inception (September 18, 2013) Through December 31, 2013
	(unaudited)	
	(in thousands)	
Cash Flow Data:		
Cash flows provided by operating activities	$ 6,543	$ 4,845
Cash flows used in investing activities	(6,878)	(4,083)
Cash flows used in financing activities	(28)	—
Net increase (decrease) in cash	$ (363)	$ 762

Operating Activities

Our operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for oil and natural gas. Prices for these commodities are determined primarily by prevailing market conditions. Regional and worldwide economic activity, weather and other substantially variable factors influence market conditions for these products. These factors are beyond our control and are difficult to predict.

Investing Activities

The purchase of oil and natural gas properties accounted for our cash outlays for investing activities. We used cash for investing activities of $6.9 million and $4.0 million during the three months ended March 31, 2014 and the period from inception (September 18, 2013) to December 31, 2013, respectively.

Financing Activities

We used cash for financing activities of $28,000 during the three months ended March 31, 2014 in connection with this offering. We did not use any cash for financing activities during the period from inception (September 18, 2013) to December 31, 2013.

BUSINESS

Overview

We are a Delaware limited partnership formed by Diamondback to own, acquire and exploit oil and natural gas properties in North America. Our primary business objective is to provide an attractive return to unitholders by focusing on business results, maximizing distributions through organic growth and pursuing accretive growth opportunities through acquisitions of mineral interests from Diamondback and from third parties. Our initial assets consist of mineral interests in oil and natural gas properties in the Permian Basin in West Texas, substantially all of which are leased to working interest owners who bear the costs of operation and development. Diamondback will contribute these assets, which it acquired in September 2013 from a third party for cash, to us upon the closing of this offering.

Like Diamondback, we expect our initial focus will concentrate on the Permian Basin, which is one of the oldest and most prolific producing basins in North America. The Permian Basin, which consists of approximately 85,000 square miles centered around Midland, Texas, has been a significant source of oil production since the 1920s. The Permian Basin is known to have a number of zones of oil and natural gas bearing rock throughout. However, because of the nature of the rock in many of the potentially productive zones, historically it was not economic to exploit these zones. As a result, exploration and development was limited until recently when higher oil prices and more advanced completion techniques, including hydraulic fracturing, changed the economics of drilling and development of these zones and greatly increased the oil and natural gas industry's interest in the Permian Basin. Oil production in the Permian Basin has grown from 850,000 barrels per day in 2008 to 1.3 million barrels per day in 2013. Based on public statements made by a number of publicly traded oil and natural gas companies, and the successful horizontal well results of the industry, we believe that drilling activity in the Permian Basin is likely to continue to grow at least for several more years.

Diamondback is a publicly traded independent oil and natural gas company currently focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin. Upon the completion of this offering, Diamondback will own and control our general partner, and will own approximately 93% of our outstanding common units. Diamondback's total net acreage position in the Permian Basin (including the acreage underlying our mineral interests with respect to which it is operator) was approximately 72,000 net acres at March 31, 2014, and it serves as the operator of approximately 99% of its leased acreage. As of December 31, 2013, Diamondback had estimated proved oil and natural gas reserves of 63,586 MBOE (including the estimated proved reserves associated with our mineral interests) based on a reserve report prepared by Ryder Scott. Of these reserves, approximately 45% were classified as PDP reserves and approximately 67% were oil, 17% were natural gas liquids and 16% were natural gas. PUD reserves included in this estimate are from 206 vertical gross (151 net) well locations on 40-acre spacing and 43 gross (31 net) horizontal well locations. We believe that the properties held by Diamondback include properties that have, or with additional development will have, production and reserves characteristics that could make them attractive for inclusion in our partnership. We believe Diamondback's significant ownership interest in us will motivate it to offer additional mineral and other interests in oil and natural gas properties to us in the future, although Diamondback has no obligation to do so. Please read "—Our Relationship with Diamondback."

Our Properties

Our initial assets consisted of mineral interests underlying approximately 14,804 gross acres in Midland County, Texas in the Permian Basin, approximately 50% of which are operated by Diamondback. Diamondback acquired the mineral interests for $440 million on September 19, 2013. The mineral interests entitle us to receive an average 21.4% royalty interest on all production from this acreage with no additional future capital or operating expense required. As of March 31, 2014, there were 210 vertical wells and 22 horizontal wells producing on this acreage, and average net production was approximately 2,197 net BOE/d during March 2014. In addition, there were six vertical wells and 14 horizontal wells in various stages of completion. For the three months ended March 31, 2014 and the period from our inception (September 18, 2013) to December 31, 2013, royalty revenue generated from these mineral interests was $15.9 million and $15.0 million, respectively.

The estimated proved oil and natural gas reserves of our initial assets, as of December 31, 2013, were 10,270 MBOE based on a reserve report prepared by Ryder Scott, our independent reserve engineer. Of these reserves, approximately 48% were classified as PDP reserves. PUD reserves included in this estimate were from 106 vertical gross well locations on 40-acre spacing and 24 gross horizontal well locations. As of December 31, 2013, our proved reserves were approximately 70% oil, 11% natural gas liquids and 18% natural gas.

Our mineral interests entitle us to receive an average of 21.4% royalty interest on an acreage weighted basis from our approximately 14,804 gross acres. The actual royalty percentage varies by lease and ranges from 7.8% to 25%. The average royalty percentage on a production basis can therefore vary over time depending on the relative amount of production from the various leases. On an acreage weighted basis, our average royalty percentage is 20.6% on the portion of the acreage that Diamondback operates and is 22.3% on the portion of the acreage operated by others. From September 18, 2013 through March 31, 2014, the average royalty percentage was 20.1% owing to some of the lower royalty percentage acreage being more developed at this time. As additional acreage is developed, we anticipate that the average royalty percentage on a production basis will change and likely will increase as more of the higher royalty acreage is developed.

Based on Diamondback's evaluation of applicable geologic and engineering data as of March 31, 2014, with respect to the approximate 50% of our mineral interests for which it is the operator, Diamondback had 73 identified potential vertical drilling locations on 40-acre spacing and an additional 184 identified potential vertical drilling locations based on 20-acre downspacing. As of such date, Diamondback had also identified 322 potential horizontal drilling locations in multiple horizons on our acreage. We do not have potential (not involving proved reserves) drilling location information with respect to the portion of our properties not operated by Diamondback, although we believe that such portion has very similar production characteristics to the portion operated by Diamondback. The operator of a majority of our properties not operated by Diamondback is RSP Permian. Diamondback has advised us that it believes it has a good relationship with RSP Permian and that it shares, on occasion, drilling and production information with RSP Permian in order to encourage further development of our properties. Additionally, Diamondback has participated with RSP Permian in the drilling and completion of five horizontal wells on shared acreage subject to our mineral interests.

The gross EURs from the future PUD vertical wells included in our reserve report on 40-acre spacing, as estimated by Ryder Scott as of December 31, 2013, range from 104 MBOE per well, consisting of 80 MBbls of oil and 148 MMcf of natural gas, to 146 MBOE per well, consisting of 112 MBbls of oil and 208 MMcf of natural gas, with an average EUR per well of 134 MBOE, consisting of 102 MBbls of oil and 193 MMcf of natural gas. Diamondback currently anticipates a reduction of approximately 20% in EURs from vertical wells drilled on 20-acre spacing.

Our Relationship with Diamondback

Upon the completion of this offering, Diamondback will own and control our general partner and will own approximately 93% of our outstanding common units. We believe that the properties held by Diamondback include properties that have, or with additional development will have, production and reserves characteristics that could make them attractive for inclusion in our partnership. We believe Diamondback's significant ownership in us will motivate it to offer additional mineral and other interests in oil and natural gas properties to us in the future, although Diamondback has no obligation to do so and may elect to dispose of such mineral and other interests in properties without offering us the opportunities to acquire them.

We believe Diamondback views our partnership as part of its growth strategy, and we believe that Diamondback will be incentivized to pursue acquisitions jointly with us in the future. However, Diamondback will regularly evaluate acquisitions and may elect to acquire properties without offering us the opportunity to participate in such transactions. Moreover, Diamondback may not be successful in identifying potential acquisitions. After this offering, Diamondback will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with acquisition or disposition opportunities. Please read "Conflicts of Interest and Fiduciary Duties."

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

We are a new subsidiary of Diamondback, formed in February 2014, consisting of certain assets that Diamondback is contributing to us in connection with this offering. Accordingly, neither we nor our general partner incurred any cost or liability with respect to management compensation or retirement benefits for directors or executive officers for any periods prior to our formation date. As a result, we have no historical compensation information to present. We currently do not have a compensation committee.

Our general partner has the sole responsibility for conducting our business and for managing our operations, and its board of directors and executive officers make decisions on our behalf. We do not and will not directly employ any of the persons responsible for managing our business. Our executive officers will be employed and compensated by Diamondback or a subsidiary of Diamondback. All of the initial executive officers that will be responsible for managing our day-to-day affairs are also current executive officers of Diamondback.

All of the executive officers of our general partner will have responsibilities to both us and Diamondback, and we expect that our executive officers will allocate their time between managing our business and managing the business of Diamondback. Since all of our executive officers will be employed by Diamondback or one of its subsidiaries, the responsibility and authority for compensation-related decisions for our executive officers will reside with the Diamondback compensation committee. Diamondback has the ultimate decision-making authority with respect to the total compensation of the executive officers that are employed by Diamondback including, subject to the terms of the partnership agreement, the portion of that compensation that is allocated to us pursuant to Diamondback's allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. However, all determinations with respect to awards that may be made to our executive officers, key employees, and independent directors under any long-term incentive plan we adopt will be made by the board of directors of our general partner or a committee thereof that may be established for such purpose. Please see the description of the long-term incentive plan we intend to adopt prior to the completion of this offering below under the heading "Long-Term Incentive Plan."

The executive officers of our general partner, as well as the employees of Diamondback who provide services to us, may participate in employee benefit plans and arrangements sponsored by Diamondback, including plans that may be established in the future. Certain of our general partner's executive officers and employees and certain employees of Diamondback who provide services to us currently hold grants under Diamondback's equity incentive plans and will retain these grants after the completion of this offering. Except with respect to any awards that may be granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, our executive officers will not receive separate amounts of compensation in relation to the services they provide to us. In accordance with the terms of our partnership agreement, we will reimburse Diamondback for compensation related expenses attributable to the portion of the executive's time dedicated to providing services to us. Please read "The Partnership Agreement—Reimbursement of Expenses." Although we will bear an allocated portion of Diamondback's costs of providing compensation and benefits to employees who serve as executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Diamondback. Except with respect to any awards granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, we expect that compensation paid or awarded by us in 2014 will consist only of the portion of compensation paid by Diamondback that is allocated to us and our general partner pursuant to Diamondback's allocation methodology and subject to the terms of the partnership agreement.

At the closing of this offering, we intend to grant awards of an aggregate of [   ] unit options under the long-term incentive plan to our executive officers. Each unit option entitles the recipient to purchase one of our common units, and number of unit options in each individual grant represents an aggregate value at the date of

grant equal to approximately [   ]. It is expected that the exercise price of the unit options will equal the fair market value of our common units on the date of grant. Subject to accelerated vesting upon certain specified events, a third of the unit options will vest each year, and the options will be automatically exercised, to the extent vested, on the earlier to occur of the three year anniversary of the date of grant or the occurrence of a change in control.

We expect that future compensation for our executive officers will be structured in a manner similar to that currently used by Diamondback to compensate its named executive officers. If additional details regarding the terms of future compensatory arrangements for our executive officers are known prior to the effective date of this offering, such details will be outlined in further detail herein. In the future, as Diamondback and our general partner formulate and implement the compensation programs for our executive officers, Diamondback, our general partner or both may provide different or additional compensation components, benefits or perquisites to our executive officers, to ensure they are provided with a balanced, comprehensive and competitive compensation structure.

Long-Term Incentive Plan

In order to incentivize our management and directors following the completion of this offering to continue to grow our business, the board of directors of our general partner intends to adopt a long-term incentive plan, or the LTIP, for employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. Our general partner intends to implement the LTIP prior to the completion of this offering to provide maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, at this time, neither we nor our general partner has made any decisions regarding any specific grants under the LTIP in conjunction with this offering or in the near term, other than grants in connection with the appointment of non-employee directors

The description of the LTIP set forth below is a summary of the material features of the LTIP that our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that will be adopted and represents only the general partner's current expectations regarding the LTIP. This summary is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. We expect that the LTIP will provide for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, "awards"). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. Any awards that are made under the LTIP will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the "committee" for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities

permitted or required under the LTIP. In the event that the committee is not comprised of "nonemployee directors" within the meaning of Rule 16b-3 under the Exchange Act, the full board of directors or a subcommittee of two or more nonemployee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed 9,144,000 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP.

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Unit Options

We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option unless that unit option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Unit options may be exercised in the manner and at such times as the committee determines for each unit option, unless that unit option is determined to be subject to Section 409A of the Code, in which case the unit option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights

A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee will be able to make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right, unless that unit appreciation right is intended to otherwise comply with the requirements of Section 409A of the Code.

Restricted Units

A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the restricted unit with respect to which such common unit or other property has been distributed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common units following this offering and the other formation transactions by:

- our general partner;
- each of our general partner's directors, director nominees and executive officers;
- each unitholder known by us to beneficially hold 5% or more of our common units; and
- all of our general partner's directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 500 West Texas Avenue, Suite 1200, Midland, Texas 79701.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any units that may be purchased pursuant to our directed unit program. Please read "Executive Compensation and Other Information" and "Underwriting—Directed Unit Program."

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned
Diamondback(1)	71,200,000	93%
Viper Energy Partners GP LLC	—	—
Travis D. Stice	—	—
Teresa L. Dick	—	—
Russell Pantermuehl	—	—
Randall J. Holder	—	—
Steven E. West	—	—
W. Wesley Perry	—	—
Michael L. Hollis	—	—
James L. Rubin	—	—
All directors and executive officers as a group (5 persons)	—	—

(1) Diamondback Energy, Inc. is a publicly traded company. The directors of Diamondback are Travis D. Stice, Steven E. West, Michael P. Cross, David L. Houston and Mark L. Plaumann. The units owned by Diamondback, as reflected in the table, are common units. The table assumes the underwriters do not exercise their option to purchase 750,000 additional common units and such units are therefore issued to Diamondback upon the option's expiration. If such option is exercised in full, Diamondback will beneficially own 70,450,000 common units, or 92% of total common units outstanding.

The following table sets forth, as of April 1, 2014, the number of shares of common stock of Diamondback beneficially owned by Wexford and each of the directors, director nominees and executive officers of our general partner and all directors and executive officers of our general partner as a group.

Name of Beneficial Owner	Shares of Diamondback Common Stock Beneficially Owned(1)	
	Amount and Nature of Beneficial Ownership	Percentage of Class
DB Energy Holdings LLC(2)	9,310,128	18.4%
Travis D. Stice(3)	178,990	*
Teresa L. Dick(4)	17,698	*
Russell Pantermuehl(5)	11,625	*
Randall J. Holder(6)	—	—
Steven E. West	—	—
W. Wesley Perry	—	—
Michael L. Hollis(7)	5,970	*
James L. Rubin	—	—
All directors and executive officers as a group (5 persons)	208,313	*

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Diamondback will own 71,200,000 common units, representing approximately 93% of our outstanding units (approximately 92% if the underwriters exercise their option to purchase additional common units in full), and our general partner, which will own a non-economic general partner interest in us that does not entitle it to receive distributions.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Diamondback and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to Diamondback and its affiliates (including our general partner) in connection with the formation, ongoing operation and any liquidation of Diamondback.

Formation Stage

The consideration received by Diamondback for the contribution of its interests in Viper Energy Partners LLC	• 71,200,000 common units; and
	• $91.5 million of the net proceeds of this offering.

Operational Stage

Payments to our general partner and its affiliates	We will reimburse our general partner and its affiliates for all expenses incurred on our behalf. At the closing of this offering, we and our general partner will enter into an advisory services agreement with Wexford pursuant to which Wexford will provide general finance and advisory services in exchange for a fee and certain expense reimbursement.
Cash distributions to Diamondback and its affiliates.	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner, pro rata.
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of the interest. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation	Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

- preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

- acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

- negotiating, executing and performing contracts, conveyance or other instruments;

- distributing cash;

- selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

- maintaining insurance for our benefit;

- forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other entities;

- controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

- indemnifying any person against liabilities and contingencies to the extent permitted by law;

- purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

- entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read "The Partnership Agreement" for information regarding the voting rights of unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine such other expenses that are allocable to us, and neither the partnership agreement nor the advisory services agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Please read "Certain Relationships and Related Party Transactions— Agreements and Transactions with Affiliates in Connection with this Offering."

Common units are subject to our general partner's call right.

If at any time our general partner and its affiliates (including Diamondback) own more than 97% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding common units, the ownership threshold to exercise the call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right."

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

- with regard to the duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties";

- with regard to the transfer of common units, please read "Description of Our Common Units—Transfer of Common Units"; and

- with regard to allocations of taxable income and taxable loss, please read "Material U.S. Federal Income Tax Consequences."

Organization and Duration

We were organized in February 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of acquiring and exploiting oil and natural gas properties, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a "unit majority" require the approval of a majority of the common units.

At the closing of this offering, Diamondback will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 93% ownership of our common units.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in a manner not adverse to us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 93% of our outstanding common units (approximately 92% if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 93% of our outstanding common units.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor

general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Viper Energy Partners GP LLC as our general partner or from otherwise changing our management. Please read "—Withdrawal or Removal of Our General Partner" for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read "—Meetings; Voting."

Limited Call Right

If at any time our general partner and its affiliates own more than 97% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' notice. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding common units, the ownership threshold to exercise the call right will be permanently reduced to 80%. The purchase price in the event of this purchase is the greater of:

- the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, Diamondback will hold 71,200,000 common units. The sale of these common units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that units purchased through the directed unit program will be subject to the lock-up restrictions described below and any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and Diamondback and each person buying common units through the directed unit program have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in the unitholder's share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income that will be approximately 60% of the cash expected to be distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the anticipated quarterly distributions on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- we distribute less cash than we have assumed in making this projection;

- we make a future offering of units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes during such period or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering;

134

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
. . . .	
. . . .	
Total	5,000,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us and Diamondback to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

We will pay Barclays Capital Inc. an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering for evaluation, analysis and structuring of our partnership.

Barclays Capital Inc. has advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $1.5 million (excluding underwriting discount and structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 common units from us at the public offering price less underwriting discounts. This option may be exercised to the extent the underwriters sell more than 5,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this section.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Diamondback Energy, Inc.

We have audited the accompanying balance sheet of Viper Energy Partners LLC (a Delaware limited liability company) (the "Company") as of December 31, 2013, and the related statements of operations, members' equity, and cash flows for the period from inception (September 18, 2013) through December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viper Energy Partners LLC as of December 31, 2013, and the results of its operations and its cash flows for the period from inception (September 18, 2013) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

March 21, 2014



Viper Energy Partners LLC

Balance Sheet

	December 31, 2013	March 31, 2014	Pro Forma March 31, 2014
		(unaudited) (In thousands)	(unaudited)
Assets			
Current assets:			
Cash	$ 762	$ 399	$ 399
Royalty income receivable	9,426	6,631	6,631
Other current assets	—	28	28
Total current assets	10,188	7,058	7,058
Oil and natural gas interests, based on the full cost method of accounting ($144,520 and $160,302 excluded from depletion at March 31, 2014 and December 31, 2013, respectively)	448,034	450,961	450,961
Accumulated depletion	(5,199)	(10,766)	(10,766)
	442,835	440,195	440,195
Total assets	$453,023	$447,253	$447,253
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable—related party	$ 9,779	$ —	$ —
Other accrued liabilities	256	412	412
Distribution payable—related party	—	—	91,854(a)
Total current liabilities	10,035	412	92,266
Note payable—related party	440,000	440,000	— (b)
Total liabilities	450,035	440,412	92,266
Commitments and contingencies (Note 7)			
Members' equity:	2,988	6,841	6,841
			(91,854)(a)
			440,000(b)
Total liabilities and members' equity	$453,023	$447,253	$447,253

The accompanying notes are an integral part of these financial statements.

Viper Energy Partners LLC

Statement of Operations

	Three Months Ended March 31, 2014	Period From Inception (September 18, 2013) Through December 31, 2013
	(unaudited)	
	(In thousands)	
Royalty income	$ 15,853	$ 14,987
Expenditures:		
Production and ad valorem taxes	921	972
Depletion	5,567	5,199
General and administrative expenses	66	—
General and administrative expenses—related party	78	87
Interest expense—related party, net of capitalized interest	5,368	5,741
Total expenditures	12,000	11,999
Net income	$ 3,853	$ 2,988

The accompanying notes are an integral part of these financial statements.

Viper Energy Partners LLC

Statement of Members' Equity

	Total Members' Equity
	(In thousands)
Balance at inception (September 18, 2013)	$ —
Net income	2,988
Balance at December 31, 2013	2,988
Net income (unaudited)	3,853
Balance at March 31, 2014 (unaudited)	$6,841

The accompanying notes are an integral part of these financial statements.

Viper Energy Partners LLC

Statement of Cash Flows

	Three Months Ended March 31, 2014	Period From Inception (September 18, 2013) Through December 31, 2013
	(unaudited)	
	(In thousands)	
Cash flows from operating activities:		
Net income	$ 3,853	$ 2,988
Adjustments to reconcile net income to net cash provided by operating activities:		
Depletion	5,567	5,199
Changes in operating assets and liabilities:		
Accounts receivable	2,795	(9,426)
Accounts payable—related party	(5,828)	5,828
Accrued liabilities	156	256
Net cash provided by operating activities	6,543	4,845
Cash flows from investing activities:		
Additions to oil and natural gas interests	(6,878)	(4,083)
Net cash used in investing activities	(6,878)	(4,083)
Cash flows from financing activities:		
Initial public offering costs	(28)	—
Net cash used in financing activities	(28)	—
Net increase (decrease) in cash	(363)	762
Cash at beginning of period	762	—
Cash at end of period	$ 399	$ 762
Supplemental disclosure of cash flow information:		
Interest paid, net of capitalized interest	$ 11,109	$ —
Supplemental disclosure of non-cash transactions:		
Mineral interest acquired in exchange for note payable	$ —	$440,000
Capitalized interest	$ 2,927	$ 3,951

The accompanying notes are an integral part of these financial statements.

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

1.   ORGANIZATION AND BASIS OF PRESENTATION

Organization

Viper Energy Partners LLC ("Viper Energy" or the "Company") is a limited liability company formed on September 18, 2013 to own and acquire mineral and other oil and natural gas interests in properties in the Permian Basin in West Texas. The Company is a wholly owned subsidiary of Diamondback Energy, Inc. ("Diamondback"). As a limited liability company, the members of the Company are not liable for the liabilities or other obligations of the Company and the Company will continue perpetually until terminated pursuant to statute or any provisions of the limited liability company agreement.

Basis of Presentation - Pro Forma Balance Sheet (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered distributions in contemplation of that offering. In connection with the completion of the initial public offering of Viper Energy Partners LP (the "Partnership"), the Partnership intends to distribute approximately $91.9 million in cash and $6.6 million in royalty income receivable to Diamondback. As part of the initial public offering, Diamondback will own the equity interests in the Partnership's general partner as well as common units of the Partnership.

The unaudited pro forma balance sheet reflects adjustment for the following transactions:

(a)   The dividend described above regarding Staff Accounting Bulletin 1.B.3 gives pro forma effect to the assumed dividend as though it had been declared and was payable at March 31, 2014.

(b)   Diamondback will contribute Viper Energy Partners LLC to the Partnership at or prior to the closing of this offering. Upon contribution the Note Payable will be converted to equity. This adjustment gives pro forma effect of the contribution as though it had occurred on March 31, 2014.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Certain amounts included in or affecting the Company's financial statements and related disclosures must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts the Company reports for assets and liabilities and the Company's disclosure of contingent assets and liabilities at the date of the financial statements.

The Company evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods the Company considers reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company's estimates. Any effects on the Company's business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include estimates of proved oil and natural gas reserves and related present value estimates of future net cash flows therefrom and the carrying value of oil and natural gas properties.

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

Accounts Receivable

Accounts receivable consist of receivables from oil and natural gas sales delivered to purchasers. Those purchasers remit payment for production to the operator of the properties and the operator, in turn, remits payment to the Company. Some of the Company's oil and natural gas properties are contractually operated by Diamondback. Most payments are received within three months after the production date.

Accounts receivable are stated at amounts due from operators, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the debtor's current ability to pay its obligation to the Company, the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. No allowance was deemed necessary at March 31, 2014 and December 31, 2013.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and a note payable. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of the instruments. The note payable is carried at cost, which approximates fair value based on borrowing rates available to the Company for bank loans with similar terms and maturities.

Oil and Natural Gas Properties

The Company accounts for its oil and natural gas producing activities using the full cost method of accounting. Accordingly, all costs incurred in the acquisition, exploration and development of proved oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs and annual lease rentals are capitalized. Sales or other dispositions of oil and natural gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded unless the ratio of cost to proved reserves would significantly change. At March 31, 2014 and December 31, 2013, the Company's oil and natural gas properties consist solely of mineral interests in oil and natural gas properties.

Depletion of evaluated oil and natural gas properties is computed on the units of production method, whereby capitalized costs are amortized over total proved reserves. The average depletion rate per barrel equivalent unit of production was $28.49 and $27.53 for the three months ended March 31, 2014 and for the period from inception (September 18, 2013) to December 31, 2013, respectively. Depletion for oil and gas properties was $5.6 million and $5.2 million for the three months ended March 31, 2014 and for the period from inception (September 18, 2013) to December 31, 2013, respectively.

Under the full cost method of accounting, the net book value of oil and natural gas properties, may not exceed a calculated "ceiling". The ceiling limitation is the estimated future net cash flows from proved oil and natural gas reserves, discounted at 10%. Estimated future net cash flows are calculated using an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months, held flat for the life of the production. Any excess of the net book value of proved oil and natural gas properties over the ceiling is charged to expense. No impairment on proved oil and natural gas properties was recorded for the three months ended March 31, 2014 and for the period from inception (September 18, 2013) through December 31, 2013.

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

Costs associated with unevaluated properties are excluded from the full cost pool until the Company has made a determination as to the existence of proved reserves. The Company assesses all items classified as unevaluated property on an annual basis for possible impairment. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization.

Capitalized Interest

The Company capitalizes interest on expenditures made in connection with acquisitions of unproved properties that are not subject to current amortization. Interest is capitalized only for the period that activities are in progress to bring these properties to their intended use. Capitalized interest cannot exceed gross interest expense. During the three months ended March 31, 2014 and the period from inception (September 18, 2013) to December 31, 2013, the Company capitalized approximately $2.9 million and $4.0 million, respectively, of interest expense.

Royalty Interest and Revenue Recognition

Royalty interest represents the right to receive revenues (oil and natural gas sales), less production and operating taxes and postproduction costs. Revenue is recorded when title passes to the purchaser.

Royalty interest has no rights or obligations to explore, develop or operate the property and does not incur any of the costs of exploration, development and operation of the property.

Concentrations

The Company is subject to risk resulting from the concentration of its royalty interest revenues in producing oil and natural gas properties and receivables with several significant purchasers. For the three months ended March 31, 2014, two purchasers accounted for more than 10% of royalty interest revenue: Shell Trading (72%); and Enterprise Crude Oil LLC (10%). For the period from inception (September 18, 2013) to December 31, 2013, two purchasers accounted for more than 10% of royalty interest revenue: Shell Trading (59%); and Permian Trucking (19%). The Company does not require collateral and does not believe the loss of any single purchaser would materially impact its operating results, as crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Income Taxes

The operations of the Company, as a limited liability company, is not subject to federal income taxes. As appropriate, the taxable income or loss applicable to operations is included in the federal income tax returns of Diamondback Energy, Inc. and no income tax effect is included in the accompanying financial statements.

The Company is subject to the Texas margin tax. Any amounts related to the Company for 2013 will be included in Diamondback's unitary filing for this tax. Diamondback does not expect any Texas margin tax to be due for 2013, so no amount has been provided in these financial statements. On a stand-alone basis, the Company would have owed approximately $98 for the Texas margin tax in 2013.

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

3. ACQUISITION

On September 19, 2013, Diamondback completed the acquisition of mineral interests underlying approximately 14,804 gross (12,687 net) acres in Midland County, Texas in the Permian Basin for $440 million. As part of the closing of the acquisition the mineral interests were conveyed from the previous owners to the Company. The mineral interests entitle the Company to receive an average 21.4% royalty interest on all production from this acreage with no additional future capital or operating expense required. The acquisition was accounted for as an acquisition of assets.

4. OIL AND NATURAL GAS INTERESTS

Oil and natural gas interests include the following:

	March 31, 2014	December 31, 2013
Oil and natural gas interests:		
Subject to depletion.	$306,441	$287,732
Not subject to depletion—acquisition costs		
Incurred in 2014	2,927	—
Incurred in 2013	141,593	160,302
Total not subject to depletion	144,520	160,302
Gross oil and natural gas interests	450,961	448,034
Less accumulated depletion	(10,766)	(5,199)
Oil and natural gas interests, net	$440,195	$442,835

Costs associated with unevaluated properties are excluded from the full cost pool until the Company has made a determination as to the existence of proved reserves. The inclusion of the Company's unevaluated costs into the amortization base is expected to be completed within three to five years.

5. NOTE PAYABLE

Subordinated Note

Effective September 19, 2013 the Company issued a subordinated note to Diamondback for the principal sum of $440 million for the royalty interest acquisition discussed in Note 3. The note bears interest at 7.625% per annum. Interest is due and payable monthly in arrears on the first business day of each calendar month. The unpaid principal balance and all accrued interest on the note are due and payable in full on October 1, 2021. Any indebtedness evidenced by this note is subordinate in the right of payment to any indebtedness outstanding under the Diamondback revolving credit facility. There was $440 million outstanding under this note as of March 31, 2014 and December 31, 2013. The Company owed no amounts and $9.7 million of accrued interest as of March 31, 2014 and December 31, 2013, respectively, which amounts are included in accounts payable—related party in the accompanying balance sheets.

6. RELATED PARTY TRANSACTIONS

Effective September 19, 2013 the Company entered into a shared services agreement with Diamondback E&P LLC, a wholly owned subsidiary of Diamondback. Under this agreement, Diamondback E&P LLC,

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

provides consulting and administrative services to the Company. The Company will incur a monthly charge for the services of $26 or other amounts that are otherwise mutually agreed to in writing between Diamondback E&P LLC and the Company. The term of the shared services agreement continues from the effective date on a month-to-month basis until cancelled by either party upon thirty days written notice. For the three months ended March 31, 2014 and the period from inception (September 18, 2013) to December 31, 2013, the Company incurred costs of $78 and $87, respectively. At March 31, 2014 and December 31, 2013, the Company owed Diamondback E&P LLC no amounts and $87, respectively, which amounts are included in accounts payable—related party in the accompanying balance sheets.

At March 31, 2014 and December 31, 2013, the Company's oil and natural gas properties consist solely of mineral interests in oil and natural gas properties. These interests are subject to oil and gas leases between the Company as lessor and Diamondback O&G LLC as lessee and are pledged as collateral to secure the Diamondback Energy, Inc. revolving credit facility.

7. COMMITMENTS AND CONTINGENCIES

The Company could be subject to various possible loss contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the natural gas and crude oil industry. Such contingencies include differing interpretations as to the prices at which natural gas and crude oil sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues and other matters. Management believes it has complied with the various laws and regulations, administrative rulings and interpretations.

8. SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS OPERATIONS (Unaudited)

The Company's oil and natural gas reserves are attributable solely to properties within the United States.

Capitalized oil and natural gas costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization are as follows:

	December 31, 2013
Oil and natural gas interests:	
Proved	$287,732
Unproved	160,302
Total oil and natural gas interests	448,034
Less accumulated depletion	(5,199)
Net oil and natural gas interests capitalized	$442,835

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

Costs incurred in oil and natural gas activities

Costs incurred in oil and natural gas property acquisition, exploration and development activities are as follows:

	Period From Inception (September 18, 2013) Through December 31, 2013
Acquisition costs	
Proved...............................	$200,309
Unproved	247,725
Total	$448,034

Results of Operations from Oil and Natural Gas Producing Activities

The following schedule sets forth the revenues and expenses related to the production and sale of oil and natural gas. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to the net operating results of our oil, natural gas and natural gas liquids operations.

	Period From Inception (September 18, 2013) Through December 31, 2013
Royalty income	$14,987
Production and ad valorem taxes	(972)
Depletion....................................	(5,199)
Results of operations from oil, natural gas and natural gas liquids	$ 8,816

Oil and Natural Gas Reserves

Proved oil and natural gas reserve estimates as of December 31, 2013 were prepared by Ryder Scott Company, L.P., independent petroleum engineers. Proved reserves were estimated in accordance with guidelines established by the SEC, which require that reserve estimates be prepared under existing economic and operating conditions based upon the 12-month unweighted average of the first-day-of-the-month prices.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. Oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

The changes in estimated proved reserves are as follows:

	Oil (Bbls)	Natural Gas Liquids (Bbls)	Natural Gas (Mcf)
Proved Developed and Undeveloped Reserves:			
Balance at inception (September 18, 2013)	—	—	—
Purchase of reserves in place	5,725,640	1,672,824	7,418,633
Extensions and discoveries	1,724,366	364,047	2,403,261
Revisions of previous estimates	(81,111)	(841,777)	1,547,955
Production	(150,815)	(19,971)	(108,264)
As of December 31, 2013	7,218,080	1,175,123	11,261,585
Proved Developed Reserves:			
December 31, 2013	3,692,207	609,303	6,280,409
Proved Undeveloped Reserves:			
December 31, 2013	3,525,873	565,820	4,981,176

The extensions and discoveries in 2013 were primarily a result of step out drilling of horizontal wells in the Wolfcamp interval and initial testing of two intervals in the Spraberry interval. A total of 28 horizontal locations were added, eight of which are producing wells and 20 of which are PUD locations. Of the 28 wells, 22 are in the Wolfcamp interval and six are in Spraberry intervals.

Revisions represent changes in previous reserves estimates, either upward or downward, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors, such as commodity prices, operating costs or development costs.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows is based on the unweighted average, first-day-of-the-month price. The projections should not be viewed as realistic estimates of future cash flows, nor should the "standardized measure" be interpreted as representing current value to the Company. Material revisions to estimates of proved reserves may occur in the future; development and production of the reserves may not occur in the periods assumed; actual prices realized are expected to vary significantly from those used; and actual costs may vary.

The following table sets forth the standardized measure of discounted future net cash flows attributable to the Company's proved oil and natural gas reserves as of December 31, 2013.

	December 31, 2013
Future cash inflows	$ 770,528
Future production taxes	(53,040)
Future state margin tax expenses	(5,394)
Future net cash flows	712,094
10% discount to reflect timing of cash flows	(384,848)
Standardized measure of discounted future net cash flows	$ 327,246

Viper Energy Partners LLC

Notes to Financial Statements
(Amounts in thousands, unless otherwise noted)
(All amounts as of March 31, 2014 and for the three months then ended are unaudited.)

In the table below the average first-day-of–the-month price for oil, natural gas and natural gas liquids is presented, all utilized in the computation of future cash inflows.

	December 31, 2013
	Unweighted Arithmetic Average First-Day-of-the-Month Prices
Oil (per Bbl)...................................	$92.64
Natural gas (per Mcf).........................	$ 5.03
Natural gas liquids (per Bbl)....................	$38.45

Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are as follows:

	Period From Inception (September 18, 2013) Through December 31, 2013
Standardized measure of discounted future net cash flows at the beginning of the period	$ —
Purchase of minerals in place....................	249,831
Sales of oil and natural gas, net of production costs	(14,015)
Extensions and discoveries.....................	79,829
Net changes in prices and production costs	24,724
Revisions of previous quantity estimates	(19,383)
Net changes in state margin taxes	(586)
Accretion of discount..........................	7,103
Net changes in timing of production and other	(257)
Standardized measure of discounted future net cash flows at the end of the period	$327,246



Viper Energy Partners LP

5,000,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2014

Barclays

Through and including   , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discount and structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 15,553
FINRA filing fee	18,613
Printing expenses	150,000
Fees and expenses of legal counsel	1,000,000
Accounting fees and expenses	60,000
Transfer agent and registrar fees	1,500
NASDAQ listing fee	200,000
Miscellaneous	99,334
Total	1,545,000

ITEM 14. INDEMNIFICATION OF OFFICERS AND THE DIRECTORS OF THE BOARD OF DIRECTORS OF OUR GENERAL PARTNER.

The section of the prospectus entitled "The Partnership Agreement—Indemnification" is incorporated herein by reference and discloses that we will generally indemnify the directors, officers and affiliates of the general partner to the fullest extent permitted by law against all losses, claims, damages or similar events. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of Viper Energy Partners GP LLC, our general partner, provides for the indemnification of its directors and officers against liabilities they incur in their capacities as such. We and our general partner will also enter into indemnification agreements with each of the current directors and executive officers of our general partner effective upon the closing of this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted by law against expenses incurred as a result of any proceeding in which they are involved by reason of their service to us and, if requested, to advance expenses incurred as a result of any such proceeding. We also intend to enter into indemnification agreements with future directors and executive officers of our general partner.

The underwriting agreement that we expect to enter into with the underwriters, the form of which will be filed as Exhibit 1.1 to this registration statement, will contain indemnification and contribution provisions that will indemnify and hold harmless the directors and officers of our general partner.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with our formation in February 2014, we issued (i) the non-economic general partner interest in us to Viper Energy Partners GP LLC and (ii) the 100.0% limited partner interest in us to Diamondback for $100.00. These issuances were exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

EXHIBIT INDEX

Exhibit Number			Description
1.1	* ▲	—	Form of Underwriting Agreement
3.1	***	—	Certificate of Limited Partnership of Viper Energy Partners LP
3.2	***	—	Form of First Amended and Restated Limited Partnership Agreement of Viper Energy Partners LP (included as Appendix A in the prospectus included in this Registration Statement)
4.1	* ▲	—	Form of Registration Rights Agreement
5.1	* ▲	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1	* ▲	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1	***	—	Form of Contribution Agreement
10.2	* ▲	—	Form of Viper Long-Term Incentive Plan
10.3	***	—	Form of Advisory Services Agreement
10.4	* ▲	—	Form of Indemnification Agreement
10.5	***	—	Form of Tax Sharing Agreement
10.6	*	—	Form of Unit Option Grant Agreement
21.1	***	—	List of Subsidiaries of Viper Energy Partners LP
23.1	*	—	Consent of Grant Thornton LLP
23.2	*	—	Consent of Grant Thornton LLP
23.3	*	—	Consent of Ryder Scott Company, L.P.
23.4	* ▲	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.5	* ▲	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	***	—	Powers of Attorney (included on page II-3)
99.1	***	—	Report of Ryder Scott Company, L.P.
99.2	***	—	Consent of Director Nominee, W. Wesley Perry
99.3	***	—	Consent of Director Nominee, Michael L. Hollis
99.4	***	—	Consent of Director Nominee, James L. Rubin

*   Filed herewith.
*** Previously filed.